UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM U-3A-2 File No. 69-302
Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935
FPL GROUP, INC.
Filed on February 28, 2002
Page 1 of 14

FPL Group, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.

FPL Group, Inc. (FPL Group), the claimant, is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach, Florida 33408. FPL Group's business is the holding of all the outstanding capital stock of its subsidiaries. For information regarding FPL Group's subsidiaries, other than any exempt wholesale generator (EWG), as of December 31, 2001, see Appendix 1.

2.

The claimant's only subsidiary public utility company is Florida Power & Light Company (FPL), a Florida corporation, which is an electric utility. At December 31, 2001, FPL and the claimant had the following generating facilities:

Facility			Location	No. of Units	Fuel	Net Capability (mw) (a)

FPL:
Steam turbines:
		Cape Canaveral	Cocoa, FL	2	Oil/Gas	806
		Cutler	Miami, FL	2	Gas	213
		Manatee	Parrish, FL	2	Oil	1,619
		Martin	Indiantown, FL	2	Oil/Gas	1,613
		Port Everglades	Port Everglades, FL	4	Oil/Gas	1,240
		Riviera	Riviera Beach, FL	2	Oil/Gas	567
		St. Johns River Power Park (SJRPP)	Jacksonville, FL	2	Coal/Petroleum Coke	254	(b)
		St. Lucie	Hutchinson Island, FL	2	Nuclear	1,553	(c)
		Sanford	Lake Monroe, FL	2	Oil/Gas	523
		Scherer	Monroe County, GA	1	Coal	658	(d)
		Turkey Point	Florida City, FL	2	Oil/Gas	800
				2	Nuclear	1,386
Combined-cycle:
		Fort Myers	Fort Myers, FL	1	Gas	894	(e)
		Lauderdale	Dania, FL	2	Gas/Oil	854
		Martin	Indiantown, FL	3	Gas	1,233
		Putnam	Palatka, FL	2	Gas/Oil	498
Combustion turbines:
		Fort Myers	Fort Myers, FL	12	Oil	636
		Lauderdale	Dania, FL	24	Oil/Gas	840
		Port Everglades	Port Everglades, FL	12	Oil/Gas	420
Diesel units:
		Turkey Point	Florida City, FL	5	Oil	12

TOTAL						16,619

_____________________
(a)

Represents FPL's net ownership interest in plant capacity.  After including the 1,101 mw FPL expects to add by mid-2002, FPL's expected net warm weather peaking capability for the summer of 2002 is approximately 17,720 mw.

(b)	Represents FPL's 20% ownership interest in each of SJRPP Units Nos. 1 and 2, which are jointly owned with the Jacksonville Electric Authority (JEA).
(c)	Excludes Orlando Utilities Commission's and the Florida Municipal Power Agency's combined share of approximately 15% of St. Lucie Unit No. 2.
(d)	Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with the JEA.
(e)	Represents six gas-combustion turbines in simple-cycle operation as part of a repowering project. Plant is expected to be in combined-cycle operation by June 2002.
Transmission and Distribution. At December 31, 2001, FPL owned and operated 505 substations and the following electric transmission and distribution lines:
Nominal Voltage			Overhead Lines Pole Miles	Trench and Submarine Cable Miles

500	kv	1,107	(a)	-
230	kv	2,304	31
138	kv	1,448	50
115	kv	671	-
69	kv	164	14
Less than 69kv		40,458	22,779

Total		46,152	22,874

_____________________
(a)		Includes approximately 75 miles owned jointly with the JEA.

3.		Florida Power & Light Company
Total kwh of Electric Energy Sold & Purchased Year Ended December 31, 2001
State	kwh Sold	Revenue $	kwh Purchased	Purchased $

Arkansas	-	-	5,619,000	$175,588
Ohio	-	-	873,000	24,126
North Carolina	-	-	4,988,000	168,817
Georgia	347,014,000	$19,320,355	8,745,180,000	179,402,914
South Carolina	-	-	9,486,000	382,034
Tennessee	-	-	24,668,000	1,067,643

Total electric energy sold at wholesale or purchased outside the State of Florida or at the State line	347,014,000	19,320,355	8,790,814,000	$181,221,122

Florida	93,140,984,633	7,344,770,778

Total electric energy sold (at retail or wholesale)	93,487,998,633	$7,364,091,133

Total MMBtu's of Gas Sold & Purchased Year Ended December 31, 2001
State	MMBtu's Sold	Revenue $	MMBtu's Purchased	Purchased $

Alabama	3,512,037	$14,065,657	33,031,383	$103,100,384
Louisiana	9,222,294	37,211,679	184,252,528	746,057,951
Mississippi	15,000	63,000	16,308,535	53,435,556
Texas	-	-	1,251,177	3,359,933

Total gas sold at wholesale or purchased outside the State of Florida	12,749,331	51,340,335	234,843,623	$905,953,824

Florida	3,093,060	18,596,342

Total gas sold at wholesale	15,842,391	$69,936,677

FPL had no natural or manufactured gas distributed at retail and no electric energy distributed at retail outside of Florida.
4.	FPL Group has the following interests in EWG's:

Doswell Limited Partnership (Doswell) is located in Ashland, Virginia. The business address of Doswell is 10098 Old Ridge Road, Ashland, VA 23005. Doswell has two facilities, a 708 megawatt gas-fired combined cycle plant and a 171 megawatt gas-fired simple cycle plant, which sells 100% of its power to Virginia Electric and Power Company. At December 31, 2001, ESI LP, Inc. and Doswell I, Inc. collectively owned 100% of the partnership interests in Doswell, an EWG, and ESI Doswell GP, Inc. owns 100% of Doswell I, Inc. ESI Energy, LLC (ESI Energy) is the parent of ESI LP, Inc. and ESI Doswell GP, Inc. ESI Energy is a wholly-owned subsidiary of FPL Energy, LLC (FPL Energy) which is wholly-owned by FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group. Commitments in connection with an expansion project at Doswell were approximately $500 thousand at December 31, 2001. FPL Energy had outstanding letters of credit and guarantees of approximately $22.3 million at December 31, 2001 for obligations under purchase and sale of power and fuel agreements. Senior secured bonds issued by an affiliate of Doswell are unconditionally guaranteed by Doswell. Fees for management and administrative services in 2001 totaled $331,099. FPL Group Capital has provided a guarantee, in lieu of posting cash or other security, to satisfy Doswell's obligation to fund a major maintenance account and debt service reserve. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantee.

Capitalization and earnings during the reporting period were:

Total equity	$30,314,399
Total debt obligations (intercompany)	$413,950,000
Net income	$46,628,970
FPL Group's equity in net income	$46,628,970

Hawkeye Power Partners, LLC (Hawkeye, A/K/A Cerro Gordo), is located in Ventura, Iowa. The business address of Hawkeye is 10586 Balsam Avenue, Ventura, IA 50482. The facility is a 42 megawatt wind plant which sells 100% of its power to Interstate Power Company. At December 31, 2001, ESI Hawkeye Power, LLC owned 100% of Hawkeye, an EWG. ESI Energy is the parent of the entity that has an interest in Hawkeye. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees for management and administrative services in 2001 totaled $165,081.

Capitalization and earnings during the reporting period were:

Total equity	$39,541,611
Total debt obligations	$0
Net income	$1,705,960
FPL Group's equity in net income	$1,705,960

Gray County Wind Energy, LLC (Gray County) is located in Montezuma, Kansas. The business address of Gray County is 100 W. Mexitili, Montezuma, Kansas 67867. The facility is a 112 megawatt wind plant which sells 100% of its power to Utilicorp United, Inc. At December 31, 2001, FPL Energy Gray County Wind, LLC owned 100% of Gray County, an EWG. ESI Energy is the parent of the entity that has an interest in Gray County. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has an outstanding letter of credit of approximately $73.5 million at December 31, 2001 for obligations under turbine and tower purchase agreements. Fees for management and administrative services in 2001 totaled $17,000.

Capitalization and earnings during the reporting period were:

Total equity	$99,144,609
Total debt obligations	$0
Net income	$154,747
FPL Group's equity in net income	$154,747

Lake Benton Power Partners II, LLC (Lake Benton) is located in Ruthton, Minnesota. The business address of Lake Benton is 150 Evans Street, Box F, Ruthton, MN 56170. The facility is a 104 megawatt wind plant which sells 100% of its power to Northern States Power. At December 31, 2001, FPL Energy Lake Benton Acquisitions, LLC owned 100% of Lake Benton, an EWG. ESI Energy is the parent of the entity that has an interest in Lake Benton. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $10.8 million at December 31, 2001 for obligations under purchase and sale of power agreements. Fees for management and administrative services in 2001 totaled $100,000.

Capitalization and earnings during the reporting period were:

Total equity	$111,035,373
Total debt obligations	$0
Net loss	$(933,239)
FPL Group's equity in net loss	$(933,239)

Lamar Power Partners, LP (Lamar) and its wholly-owned subsidiary Intexco I, LP are located in Paris, Texas. The business address of Lamar is P.O. Box 520, Paris, TX 75461. The facility is a 1000 megawatt natural gas-fired combined-cycle facility which sells its power to a variety of facilities as well as to the market. At December 31, 2001, FPL Energy Paris GP, Inc., and FPL Energy Paris LP, LLC collectively owned 99% of Lamar, an EWG. ESI Energy is the parent of the entities that have an interest in Lamar. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $5 million at December 31, 2001 for obligations under purchase and sale of power and fuel agreements and other payments subject to certain contingencies.

Capitalization and earnings during the reporting period were:

Total equity	$442,468,061
Total debt obligations	$0
Net income	$44,959,649
FPL Group's equity in net income	$44,510,053

West Texas Wind Energy Partners, LP (West Texas Wind, A/K/A Southwest Mesa) is located in McCamey, Texas. The business address of West Texas Wind is P.O. Box 547, McCamey, TX 79752. The facility is a 75 megawatt wind plant which sells 100% of its power to Central and Southwest Services, Inc. At December 31, 2001, ESI West Texas Energy, Inc., and ESI West Texas Energy LP, LLC collectively owned 100% of West Texas Wind, an EWG. ESI Energy is the parent of the entities that have an interest in West Texas Wind. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Group Capital has guaranteed $3 million at December 31, 2001 for obligations under purchase and sale of power agreements and other payments subject to certain contingencies. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantee. Fees for management and administrative services in 2001 totaled $165,054.

Capitalization and earnings during the reporting period were:

Total equity	$26,688,655
Total debt obligations (intercompany)	$40,096,000
Net loss	$(2,534,169)
FPL Group's equity in net income	$(2,534,169)

FPL Energy Maine, Inc. (FPLE Maine) holds a portfolio of hydro and fossil facilities located throughout the state of Maine, of which 1,120 megawatts qualify for EWG status. The business address of FPLE Maine is 100 Middle Street, Portland, ME 04101. Power is sold either to the ISO New England power market or to third parties via power sales contracts. At December 31, 2001, FPLE Maine owned 100% of FPL Energy Maine Hydro, LLC, FPL Energy Wyman, LLC, FPL Energy Mason, LLC and FPL Energy Cape, LLC, and 61.7831% of FPL Energy Wyman IV, LLC, all of which are EWGs. FPLE Maine is 100% owned by FPL Energy, which is a wholly-owned subsidiary of FPL Group Capital, a wholly-owned subsidiary of FPL Group.

Capitalization and earnings during the reporting period were:

Total equity	$516,019,842
Total debt obligations	$0
Net income	$53,448,765
FPL Group's equity in net income	$53,448,765

FPL Energy MH50, LP (MH50), is located in Marcus Hook, PA. The business address of MH50 is P.O. Box 426, Delaware Avenue & Green Street, Marcus Hook, PA 19061. The facility is a 50 megawatt gas-fired simple cycle plant which sells 100% of its power to the PJM power market. At December 31, 2001, FPL Energy MH50, GP LLC and FPL Energy MH50, LP LLC each owned partnership interests in MH50, an EWG. These interests in the aggregate equal 100%. ESI Energy is the parent of the entities that own MH50. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group.

Capitalization and earnings during the reporting period were:

Total equity	$15,119,519
Total debt obligations	$0
Net income	$1,410,933
FPL Group's equity in net income	$1,410,933

ESI Vansycle Partners, LP (Vansycle), is a 25 megawatt wind plant located in Helix, Oregon, which sells 100% of its power to Portland General Electric Company. The business address of Vansycle is P.O. Box 310, Helix, OR 97835. At December 31, 2001, ESI Vansycle GP, Inc. (ESI GP) and ESI Vansycle LP, Inc. (ESI LP) own 1% and 99%, respectively, of Vansycle, an EWG. ESI GP and ESI LP are wholly-owned subsidiaries of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy, which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed $500,000 for site remediation at the Vansycle plant. Fees for management and administrative services in 2001 totaled $78,792.

Capitalization and earnings during the reporting period were:

Total equity	$24,524,075
Total debt obligations	$0
Net income	$904,201
FPL Group's equity in net income	$904,201

FPL Energy Vansycle LLC (Stateline), is a 263 megawatt wind plant located in Umatilla County, Oregon and Walla Walla County, Washington, which sells 100% of its power to Pacificorp Power Marketing, Inc. The business address of Stateline is P.O. Box 409, Touchet, WA 99360. At December 31, 2001, ESI Energy owns 100% of Stateline, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy, which is a wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has an outstanding letter of credit of approximately $1.5 million at December 31, 2001. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letter of credit.

Capitalization and earnings during the reporting period were:

Total equity	$203,234,493
Total debt obligations	$0
Net loss	$(262,624)
FPL Group's equity in net loss	$(262,624)

Badger Windpower, LLC (Badger, A/K/A Montfort), is located in Montfort, Wisconsin. The business address of Badger is 3145 Anderson Lane, Montfort, WI 53569. The facility is a 30 megawatt wind plant which sells 85% of its power to Wisconsin Electric - Wisconsin Gas, a subsidiary of Wisconsin Energy Corporation, and 15% of its power to Alliant Energy-Wisconsin Power and Light. At December 31, 2001, Badger Windpower Holdings, LLC owned 100% of Badger, an EWG. ESI Energy is the parent of the entity that has an interest in Badger. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. ESI Energy has guaranteed $1.0 million for restoration of county roads to prior condition.

Capitalization and earnings during the reporting period were:

Total equity	$30,022,627
Total debt obligations	$0
Net income	$852,191
FPL Group's equity in net income	$852,191

FPL Energy Pecos Wind I, LP (Pecos I) and FPL Energy Pecos Wind II, LP (Pecos II), are located in McCamey, Texas. The business address of Pecos I and II is P.O. Box 547, McCamey, TX 79752. Each of the facilities is an 80 megawatt wind plant which sells 100% of its power to TXU Electric Company. At December 31, 2001, FPL Energy Pecos Wind I GP, LLC, and FPL Energy Pecos Wind I LP, LLC, collectively owned 100% of Pecos I, an EWG. At December 31, 2001, FPL Energy Pecos Wind II GP, LLC, and FPL Energy Pecos Wind II LP, LLC, collectively owned 100% of Pecos II, an EWG. ESI Energy is the parent of the entities that have an interest in Pecos I and II. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Group Capital has issued letters of credit of $2.5 million at December 31, 2001 for obligations under purchase and sale of power agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees for management and administrative services in 2001 totaled $150,000.

Capitalization and earnings during the reporting period were:

Total equity	$128,121,578
Total debt obligations	$0
Net loss	$(1,087,316)
FPL Group's equity in net loss	$(1,087,316)

FPL Energy Upton Wind I, LP (Upton I), FPL Energy Upton Wind II, LP (Upton II), FPL Energy Upton Wind III, LP (Upton III), and FPL Energy Upton Wind IV, LP (Upton IV), are located in Upton County, Texas. The business address of Upton I, II, III and IV is P.O. Box 547, McCamey, TX 79752. Upton I is a 79.3 megawatt wind plant which sells 100% of its power to Austin Energy. Upton II is a 79.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton III is a 79.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton IV is a 40.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. At December 31, 2001, FPL Energy Upton Wind I GP, LLC, and FPL Energy Upton Wind I LP, LLC, collectively owned 100% of Upton I, an EWG. At December 31, 2001, FPL Energy Upton Wind II GP, LLC, and FPL Energy Upton Wind II LP, LLC, collectively owned 100% of Upton II, an EWG. At December 31, 2001, FPL Energy Upton Wind III GP, LLC, and FPL Energy Upton Wind III LP, LLC, collectively owned 100% of Upton III, an EWG. At December 31, 2001, FPL Energy Upton Wind IV GP, LLC, and FPL Energy Upton Wind IV LP, LLC, collectively owned 100% of Upton IV, an EWG. ESI Energy is the parent of the entities that have interests in Upton I, II, III and IV. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Energy has guaranteed $10.8 million at December 31, 2001 for obligations under the Engineering, Procurement and Construction Agreement (EPC). Upton I and FPL Group Capital have issued a letter of credit for $50 million at December 31, 2001 with RES (Construction) L.P. for obligations under the EPC regarding wind turbines. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letter of credit.

Capitalization and earnings during the reporting period were:

Total equity	$257,493,653
Total debt obligations	$0
Net loss	$(1,406,080)
FPL Group's equity in net loss	$(1,406,080)

Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 28th day of February, 2002.

FPL Group, Inc. K. MICHAEL DAVIS

K. Michael Davis Controller and Chief Accounting Officer (Principal Accounting Officer)

(Corporate Seal)

Attest:

D. P. COYLE

D. P. Coyle, General Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:
K. Michael Davis Controller and Chief Accounting Officer FPL Group, Inc. 700 Universe Boulevard Juno Beach, FL 33408

APPENDIX 1
SUBSIDIARIES OF FPL GROUP, INC. December 31, 2001
Name	Jurisdiction of Incorporation	Location	Nature of Business

FPL GROUP CAPITAL INC	Florida	Juno Beach	Holds the stock of and provides the funding for the operating companies other than FPL.
*Alandco Inc.	Florida	Juno Beach	Holds real estate investments.
**Alandco I, Inc.	Florida	Juno Beach	Holds real estate investments.
**Alandco/Cascade, Inc.	Florida	Juno Beach	Holds real estate investments.
*CAS Investments, Inc.	Delaware	Wilmington	Owns investment securities.
*FPL Energy Services, Inc.	Florida	Miami	Formed to provide ongoing services to implement energy programs.
**EDMpro.com, Inc.	Delaware	Juno Beach, FL	Data management company.
*FPL Energy, LLC	Delaware	Juno Beach	Participates in energy market and clean fuel generation.
**BAC Investment Corp.	Delaware	Wilmington	Manages intangible assets.
**ESI Energy, LLC	Delaware	Juno Beach	Participates in energy market and clean fuel generation.
***Alpha Joshua (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Alpha Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Arkansas EcoEnergy Center, LLC	Delaware	Juno Beach, FL	Inactive.
***Badger Windpower Holdings, LLC	Delaware	Juno Beach, FL	Holding company.
***Beta Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Beta Willow (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Big Sandy Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
***Blythe Energy Acquisitions, LLC	Delaware	Juno Beach, FL	Owns a gas-fired merchant facility.
****FPL Energy Blythe, LLC	Delaware	Juno Beach, FL	Owns a gas-fired merchant facility.
*****Blythe Energy, LLC	Delaware	Juno Beach, FL	Owns and operates a power generation facility.
***Boulevard Associates, LLC	Delaware	Juno Beach, FL	Formed to acquire land options.
***Calhoun Power Company II Transmission Co., LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company II, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
***Coosa River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Coosa River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Altamont Acquisitions, Inc.	Florida	Juno Beach	Participates in a wind power project.
****Green Ridge Power LLC	Delaware	Juno Beach	Participates in a wind power project.
*****Altamont Infrastructure Company LLC	Delaware	Juno Beach	Participates in a wind power project.
******U.S. Windpower Transmission Corporation	Delaware	Juno Beach	Participates in a wind power project.
*****Green Ridge Power Ranch, LLC	Delaware	Juno Beach, FL	Owns and operates wind turbine generators.
*****USW Land Corporation	Delaware	Juno Beach	Participates in a wind power project.
****Green Ridge Services LLC	Delaware	Juno Beach	Participates in a wind power project.
***ESI Antilles LP, Inc.	Florida	Juno Beach	Inactive.
***ESI Antilles, Inc.	Florida	Juno Beach	Inactive.
***ESI Australia II, Inc.	Delaware	Juno Beach, FL	Inactive.
***ESI Bay Area GP, Inc.	Florida	Juno Beach	Participates in a wind power project.
***ESI Bay Area, Inc.	Florida	Juno Beach	Participates in a wind power project.
***ESI Brady, Inc.	Florida	Juno Beach	Participates in a geothermal project.
***ESI California Holdings, Inc.	California	Juno Beach, FL	Holding company.
****CH Ormesa LP, Inc.	Florida	Juno Beach	Participates in a geothermal project.
****CH Ormesa, Inc.	Florida	Juno Beach	Participates in a geothermal project.
****CH POSDEF LP, Inc.	Florida	Juno Beach	Participates in a coal project.
****CH POSDEF, Inc.	Florida	Juno Beach	Participates in a coal project.
****ESI Sky River, Inc.	Florida	Juno Beach	Participates in a wind power project.
***ESI Calistoga GP, Inc.	Florida	Juno Beach	Inactive.
***ESI Calistoga LP, Inc.	Florida	Juno Beach	Inactive.
***ESI Cherokee GP, Inc.	Florida	Juno Beach	Participates in a combined cycle natural gas project.
***ESI Cherokee Holdings, Inc.	Florida	Juno Beach	Participates in a combined cycle natural gas project.
****Cherokee County Cogeneration Corp.	Delaware	Juno Beach, FL	Inactive.
****ESI Cherokee MGP, Inc.	Florida	Juno Beach	Participates in a combined cycle natural gas project.
***ESI Cherokee LP, Inc.	Florida	Juno Beach	Participates in a combined cycle natural gas project.
***ESI Chesapeake Power, Inc.	Florida	Juno Beach	Inactive.
***ESI Dixie Valley LP, Inc.	Florida	Juno Beach	Inactive.
***ESI Dixie Valley, Inc.	Florida	Juno Beach	Inactive.
***ESI Doswell GP, Inc.	Florida	Juno Beach	Participates in combined cycle natural gas project.
****Doswell I, Inc.	Florida	Juno Beach	Participates in combined cycle natural gas project.
***ESI Double "C", Inc.	Florida	Juno Beach	Participates in a natural gas project.
***ESI Ebensburg, Inc.	Florida	Juno Beach	Participates in a coal-fired project.
***ESI Geothermal, Inc.	Florida	Juno Beach	Inactive.
****ESCA, LLC	Delaware	New York, NY	Inactive.
***ESI Hawkeye Power, LLC	Florida	Juno Beach	Participates in a wind project.
***ESI Jonesboro, Inc.	Florida	Juno Beach	Inactive.
***ESI Kern Front, Inc.	Florida	Juno Beach	Participates in a natural gas project.
***ESI LP, Inc.	Florida	Juno Beach	Formed to invest in partnerships.
****ESI Ebensburg, LLC	Delaware	Juno Beach, FL	Participates in a coal-fired project.
*****ESI Ebensburg GP, Inc.	Delaware	Juno Beach, FL	Participates in a coal-fired project.
*****ESI Ebensburg LP, Inc.	Delaware	Juno Beach, FL	Participates in a coal-fired project.
****ESI Montgomery County, LLC	Florida	Juno Beach	Participates in a waste-to-energy project.
*****ESI Montgomery County GP, Inc.	Florida	Juno Beach	Participates in a waste-to-energy project.
*****ESI Montgomery County LP, Inc.	Florida	Juno Beach	Inactive.
***ESI Lake Benton Holdings, Inc.	Florida	Juno Beach	Inactive.
***ESI Mojave LLC	Delaware	Juno Beach, FL	Inactive.
****Mojave 16/17/18 LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***ESI Mojave, Inc.	Florida	Juno Beach	Participates in a wind power project.
****ESI Mojave LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Multitrade LP, Inc.	Florida	Juno Beach	Participates in a wood-burning electric generating project.
***ESI New Bedford LLC	Delaware	Juno Beach, FL	Inactive.
***ESI New Jersey Energy GP, Inc.	Florida	Juno Beach	Inactive.
***ESI Northeast Energy Acquisition Funding, Inc.	Florida	Juno Beach	Formed to acquire generation assets.
****ESI Tractebel Acquisition Corp.	Delaware	Juno Beach, FL	Electric generation project.
***ESI Northeast Energy Funding, Inc.	Florida	Juno Beach	A funding corporation.
****ESI Tractebel Funding Corp.	Delaware	Juno Beach, FL	Services debt.
***ESI Northeast Energy GP, Inc.	Florida	Juno Beach	Participate in combined cycle natural gas project.
***ESI Northeast Energy LP, Inc.	Florida	Juno Beach	Participate in combined cycle natural gas project.
***ESI Northeast Fuel Management, Inc.	Florida	Juno Beach	Provides fuel management services.
***ESI Ormesa Debt Holdings LLC	Delaware	Juno Beach, FL	Formed to acquire partnership interest.
***ESI Ormesa Equity Holdings LLC	Delaware	Juno Beach, FL	Participates in a geothermal project.
***ESI Ormesa Holdings I LLC	Delaware	Juno Beach, FL	Participates in a geothermal project.
***ESI Ormesa Holdings, Inc.	Florida	Juno Beach	Formed to acquire partnership interest.
***ESI Ormesa IE Equity, Inc.	Florida	Juno Beach	Participates in a geothermal project.
***ESI Ormesa IE Resource LLC	Florida	Juno Beach	Participates in a geothermal project.
***ESI Ormesa IH Equity LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa IH Resource LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Philippines, Inc.	Florida	Juno Beach	Inactive.
***ESI Pittsylvania, Inc.	Florida	Juno Beach	Participates in a wood-burning electric generating project.
***ESI Prairie Winds GP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI Prairie Winds LP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI SEMASS Corp. LP, Inc.	Florida	Juno Beach	Inactive.
***ESI Sierra, Inc.	Florida	Juno Beach	Participates in a natural gas project.
***ESI Silverado Delaware, LLC	Delaware	Juno Beach, FL	Inactive.
****ESI Silverado Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Steamboat, Inc.	Florida	Juno Beach	Inactive.
***ESI Tehachapi Acquisitions, Inc.	Florida	Juno Beach	Participates in wind power projects.
****Cameron Ridge LLC	Delaware	Juno Beach, FL	Participates in wind power projects.
****Windco LLC	Delaware	Juno Beach, FL	Participates in wind power projects.
*****Altamont Power LLC	Delaware	Juno Beach, FL	Participates in wind power projects.
******Altamont Power 1998 LLC	Delaware	Juno Beach, FL	Participates in wind power projects.
***ESI Vansycle GP, Inc.	Florida	Juno Beach	Participates in a wind power project.
***ESI Vansycle LP, Inc.	Florida	Juno Beach	Participates in a wind power project.
***ESI Victory, Inc.	Florida	Juno Beach	Participates in a wind power project.
***ESI WTE Development, Inc.	Florida	Juno Beach	Inactive.
***ESI West Enfield, Inc.	Florida	Juno Beach	Inactive.
***ESI West Texas Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***ESI West Texas Energy, Inc.	Florida	Juno Beach	Participates in a wind power project.
***East Mesa Geothermal LLC	Delaware	Juno Beach, FL	Geothermal qualifying facility.
***FPL Energy Altamont Acquisitions LLC	Delaware	Santa Rosa, CA	Inactive.
***FPL Energy Bastrop GP, Inc.	Florida	Juno Beach	Participates in a gas fired project.
***FPL Energy Bastrop LP, LLC	Delaware	Juno Beach, FL	Participates in a gas fired project.
***FPL Energy Bayswater, LLC	Delaware	Juno Beach, FL	Holding company.
****Bayswater Peaking Facility, LLC	Delaware	Juno Beach, FL	Formed to construct and own a gas peaking power facility.
***FPL Energy Bellingham, Inc.	Florida	Juno Beach	Inactive.
***FPL Energy Bellingham, LLC	Florida	Juno Beach	Inactive.
***FPL Energy Blue Mountain, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Cal Hydro, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Calhoun I, LLC	Delaware	Juno Beach, FL	Participates in a gas fired project.
****Calhoun Power Company I, LLC	Delaware	Juno Beach, FL	Participates in a gas fired project.
***FPL Energy California Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****ESI Cannon Acquisitions LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*****Ridgetop Power Corporation	California	Juno Beach, FL	Operates a wind power project.
******Ridgetop Energy, LLC	Delaware	Juno Beach, FL	Operates a wind power project.
****FPL Energy Pacific Crest Partner, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*****Pacific Crest Power, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Coldwater Creek, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Doswell Holdings, Inc.	Florida	Juno Beach	Inactive.
****Doswell Funding Corporation	Florida	Juno Beach	Inactive.
****UFG Holdings, Inc.	Delaware	Wilmington	Manages intangible assets.
***FPL Energy East Mesa LLC	Delaware	Juno Beach, FL	Participates in geothermal project.
***FPL Energy Equipment Facility, LLC	Delaware	Juno Beach, FL	Special purpose entity.
***FPL Energy Everett LLC	Delaware	Juno Beach, FL	Develop and construct combined cycle natural gas project.
****Northwest Power Company, LLC	Washington	Juno Beach, FL	Develop and construct combined cycle natural gas project.
***FPL Energy Forney, Inc.	Florida	Juno Beach	Develop combined cycle natural gas project.
***FPL Energy Forney, LLC	Delaware	Juno Beach, FL	Develop combined cycle natural gas project.
***FPL Energy GRP 91-2, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy GRP 92, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Geo East Mesa Partners, Inc.	Florida	Juno Beach	Participates in geothermal project.
****Gem Resources, LLC	Delaware	Juno Beach, FL	Participates in geothermal project.
***FPL Energy Geysers Holdings I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Geysers Holdings II, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Gray County Wind, LLC	Delaware	Juno Beach, FL	Holding company.
***FPL Energy Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Hancock County Wind Farm, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Hancock County Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Illinois Wind Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Island End GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Island End LP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Joshua Falls, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kelley, LLC	Delaware	Juno Beach, FL	Participate in development of gas generation power plant.
***FPL Energy Kentucky Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Summer Shade Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Summer Shade Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Lake Benton Acquisitions, LLC	Delaware	Juno Beach, FL	Participate in a wind project.
***FPL Energy Linfield LP, LLC	Delaware	Juno Beach, FL	Development of gas-fired project.
****FPL Energy Linfield GP, LLC	Delaware	Juno Beach, FL	Development of gas-fired project.
***FPL Energy Livermore, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Louisiana Holdings, Inc.	Delaware	Juno Beach, FL	Inactive.
****Red River Energy Development, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy MH50 GP, LLC	Delaware	Juno Beach, FL	Participates in combined cycle natural gas project.
***FPL Energy MH50 LP,LLC	Delaware	Juno Beach, FL	Participates in combined cycle natural gas project.
***FPL Energy Marcus Hook LLC	Delaware	Juno Beach, FL	Development of gas-fired project.
****FPL Energy MH700, LLC	Delaware	Juno Beach, FL	Development of gas-fired project.
***FPL Energy Mississippi Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Red Bay Development, LLC	Delaware	Juno Beach, FL	Inactive.
****New Albany Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****New Albany Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Red Hill Development Company LLC	Delaware	Juno Beach, FL	Inactive.
*****Eastview Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Sandersville Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Union Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Union Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Mojave, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Mojave Operating Services, LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for wind projects.
***FPL Energy Morwind, LLC	Delaware	Juno Beach, FL	Participates in wind farm.
***TPC Windfarms, LLC	Delaware	Juno Beach, FL	Wind farm.
***FPL Energy New Mexico Wind Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy New Mexico Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Mountain Creek Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Mountain Creek Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Oklahoma Wind Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Oklahoma Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Operating Services, Inc.	Florida	Juno Beach	Provides operating and maintenance services and fuel procurement for projects.
***FPL Energy Brady Power Services, Inc.	Florida	Juno Beach	Inactive.
****FPL Energy CO2 Operations, Inc.	Florida	Juno Beach	Inactive.
****FPL Energy Calistoga Power Services, Inc.	Florida	Juno Beach	Inactive.
****FPL Energy Doswell Power Services, Inc.	Florida	Juno Beach	Inactive.
****FPL Energy Virginia Power Services, Inc.	Florida	Juno Beach	Inactive.
****Texas Wind Operating Services, Inc.	Delaware	Juno Beach, FL	Provides operating and maintenance services for Texas projects.
***FPL Energy PRG, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Paris GP, Inc.	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Paris LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Pecos Wind I GP, LLC	Delaware	Juno Beach	Wind project.
***FPL Energy Pecos Wind I LP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II GP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II LP, LLC	Delaware	Juno Beach	Wind project.
***FPL Energy Sacramento Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Solar Funding Corp.	Florida	Juno Beach	Inactive.
****FPL Energy Caithness Funding Corporation	Delaware	Juno Beach, FL	Services debt.
***FPL Energy South Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Cherokee Falls Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Cherokee Falls Power Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Anderson, LLC	Delaware	Juno Beach, FL	Development of generation power project.
***FPL Energy Tennessee Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Flint Valley Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Flint Valley Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Milan Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Milan Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Terra, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Upton Wind I GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind I LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind II GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind II LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind III GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind III LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind IV GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind IV LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Valley Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Virginia Holdings, Inc.	Florida	Juno Beach	Holding company.
****FPL Energy Virginia Funding Corporation	Delaware	Wilmington	Services debt.
***FPL Energy Western Development, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Westside Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy White Oak, LLC	Delaware	Juno Beach, FL	Inactive.
****White Oak Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Windridge Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
****Windridge LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wisconsin Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Wisconsin Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Rhode Island State Energy GP, Inc.	Florida	Juno Beach	Participates in a natural gas project.
***FPLE Rhode Island State Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPLE Sunrise Energy Center LLC	Delaware	Juno Beach, FL	Inactive.
****Sunrise Energy Center LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Texas Wind I, LLC	Delaware	Juno Beach, FL	Inactive.
****Texas Wind Partners I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Texas Wind II, LLC	Delaware	Juno Beach, FL	Inactive.
****Texas Wind Partners II, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
***Harper Lake Acquisitions, Inc.	Florida	Juno Beach	Inactive.
***Harper Lake Holdings, Inc.	Florida	Juno Beach	Inactive.
***Harper Lake Management, Inc.	Florida	Juno Beach	Inactive.
***High Desert Land Acquisition LLC	Delaware	Juno Beach, FL	Holds land.
***High Winds Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****High Winds, LLC	Delaware	Juno Beach, FL	Inactive.
***Hyperion IX, Inc.	Florida	Juno Beach	Participates in a solar electric generating system.
***Hyperion VIII, Inc.	Florida	Juno Beach	Participates in a solar electric generating system.
***KM Acquisitions, LLC	Delaware	Juno Beach, FL	Formed to acquire partnership interests.
****KM Acquisitions X GP, LLC	Delaware	Juno Beach, FL	Formed to acquire partnership interests.
****KM Acquisitions XI GP, LLC	Delaware	Juno Beach, FL	Formed to acquire partnership interests.
****KM Acquisitions XII GP, LLC	Delaware	Juno Beach, FL	Formed to acquire partnership interests.
****KM Acquisitions XIII GP, LLC	Delaware	Juno Beach, FL	Formed to acquire partnership interests.
***LET Holdings, LLC	Delaware	Juno Beach, FL	Manager of banking accounts for subsidiaries.
***MES Financial Corp.	Delaware	Wilmington	Manages intangible assets.
***Midway Power, LLC	Delaware	Juno Beach, FL	Inactive.
***NG Acquisition L.L.C.	Florida	Juno Beach	Inactive.
****Nevada Geothermal Holdings L.L.C.	Florida	Juno Beach	Inactive.
***Northern Cross Investments, Inc.	Delaware	Juno Beach, FL	Manages intangible assets.
***Northern Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***Oconee River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Oconee River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Opal Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***Pacific Power Investments, Inc.	Delaware	Wilmington	Manages intangible assets.
***Philadelphia Refinery Generation, LLC	Delaware	Juno Beach, FL	Inactive.
***Southern Sierra Power, LLC	Delaware	Juno Beach, FL	Inactive.
***Sullivan Street Investments, Inc.	Delaware	Juno Beach, FL	Manages intangible assets.
***Timber Creek Power Company, LLC	Delaware	Juno Beach, FL	Development company.
****Chaplin's Acreage Transmission Company, LLC	Delaware	Juno Beach, FL	Electric power transmission.
***Tower Associates, LLC	Delaware	Juno Beach, FL	Tower and land leases.
**FPL Energy East Mesa Holdings LLC	Delaware	Juno Beach, FL	Participates in a geothermal project.
**FPL Energy Maine, Inc.	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Maine Holdings, LLC	Delaware	Juno Beach, FL	Participates in fossil generation.
***FPL Energy Maine Operating Services LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for a power company.
***FPL Energy Spruce Point LLC	Delaware	Juno Beach, FL	Provider of services for fossil and hydro generation facilities.
**FPL Energy Power Marketing, Inc.	Florida	Juno Beach	Provides retail marketing services.
**FPL Energy Project Management, Inc.	Florida	Juno Beach	Provides employee services.
***Blythe Project Management, LLC	Delaware	Juno Beach, FL	Construction agent for a gas-fired merchant facility.
**FPL Group International, Inc.	Florida	Juno Beach	Inactive.
***FPL Energy Brazil I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Brazil II, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Group Argentina, Inc.	Florida	Juno Beach	Inactive.
***FPL Group International South America II, Inc.	Florida	Juno Beach	Inactive.
****FPL Group International Brazil (Cayman) I, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
****FPL Group International Brazil (Cayman) II, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
***FPL Group International South America, Inc.	Florida	Juno Beach	Inactive.
****FPL Group International Brazil (Cayman) I, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
****FPL Group International Brazil (Cayman) II, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
***FPL Mamonal, Inc.	Florida	Juno Beach	Inactive.
***FPL-I TPP, Inc.	Florida	Juno Beach	Holding company.
***Karaha Bodas Investment Corp.	Cayman	Cayman Islands, B.W.I.	Inactive.
****Java Geothermal Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Karaha Bodas Company, L.L.C.	Cayman	Cayman Islands, B.W.I.	Inactive.
**Square Lake Holdings, Inc.	Delaware	Juno Beach, FL	Manages intangible assets.
*FPL FiberNet, LLC	Delaware	Miami, FL	Exempt telecommunications company.
*FPL Group Holdings 1, Inc.	Florida	Juno Beach	Inactive.
*FPL Group Holdings 2, Inc.	Florida	Juno Beach	Inactive.
*FPL Holdings Inc	Florida	Juno Beach	Holds certain fixed assets used by FPL Group.
**Colonial Penn Capital Holdings, Inc.	Delaware	Juno Beach, FL	Holds the stock of Bay Loan and Investment Bank.
*FPL Investments Inc	Florida	Juno Beach	Manages a leveraged lease portfolio.
*HJT Holdings, Inc.	Delaware	Wilmington	Manages intangible assets.
*LCR Holdings, Inc.	Delaware	Wilmington	Manages intangible assets.
*Palms Insurance Company, Limited	Cayman	Cayman Islands, B.W.I.	Operates as a captive insurance company primarily engaged in reinsuring liability insurance coverage for FPL Group, Inc. and its subsidiaries.
*Praxis Group, Inc.	Delaware	Miami, FL	Holds certain immaterial assets and liabilities, but no longer actively in business.
*QualTec Professional Services, Inc.	Florida	Juno Beach	Inactive.
*Turner Foods Corporation	Florida	Punta Gorda	Holding company.
*West Boca Security, Inc.	Delaware	Wilmington	Holds note receivable.
FPL Group Foundation, Inc.	Florida	Juno Beach	Formed to become a nonprofit corporation for charitable purposes.
Florida Power & Light Company	Florida	Juno Beach	Electric utility company.
*FPL Enersys, Inc.	Florida	Juno Beach	Formed to pursue opportunities for development or acquisition of energy systems.
**FPL Energy Services II, Inc.	Florida	Juno Beach	Development of energy management systems.
*FPL Historical Museum, Inc.	Florida	Juno Beach	A not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power & Light Company.
*GridFlorida LLC	Florida	Miami	Transmission company.
*KPB Financial Corp.	Delaware	Wilmington	Formed to manage intangible assets.
WCB Holding Corp.	Delaware	Juno Beach, FL	Inactive.